SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*
Strasbaugh

(Name of Issuer)
Common Stock

(Title of Class of Securities)
86260A101
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this
Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	86260A101	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,308,859

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,744

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,308,859

WITH	8	SHARED DISPOSITIVE POWER

		5,744

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,314,603*
	* The shares reported herein consist of (i) 14,603 shares of common stock; (ii) Series A Cumulative Redeemable Convertible Preferred Stock to purchase 2,000,000 shares of common stock at an exercise price of $2.20 per share, and (iii) Warrants to purchase 300,000 shares of common stock at an exercise price of $2.42 per share.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	13.6%

12	TYPE OF REPORTING PERSON

	IN-IA-OO **
*SEE INSTRUCTIONS BEFORE FILLING OUT!
** See Item 4.

Item 1(a).	Name of Issuer:	Strasbaugh

Item 1(b).	Address of Issuers’s Principal Executive Offices:	825 Buckley Road
San Luis Obispo, California 93401

Item 2(a).	Name of Person Filing:	Lloyd I. Miller, III

Item 2(b).	Address of Principal Business Office or, if None, Residence:	4550 Gordon Drive, Naples, Florida 34102

Item 2(c).	Citizenship:	U.S.A.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	86260A101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable, this statement is filed pursuant to 13d-1(c)
Item 4.	OWNERSHIP: The reporting person has shared dispositive and voting power with respect to 5,744 shares of the reported securities as (i) an investment advisor to the trustee of a certain family trust and (ii) co-trustee of a certain generation skipping trust. The reporting person has sole dispositive and voting power with respect to 2,308,859 of the reported securities as (i) a manager of a limited liability company (ii) a manager of a limited liability company that is the general partner of a certain limited partnership (iii) the trustee to certain a grantor retained annuity trust (iv) the custodian to accounts set up under the Florida Uniform Gift to Minors Act (v) trustee of certain generation skipping trusts and (vi) an individual.
(a)	2,314,603

(b)	13.6%
(c)	(i)	sole voting power: 2,308,859

	(ii)	shared voting power: 5,744

	(iii)	sole dispositive power: 2,308,859

	(iv)	shared dispositive power: 5,744
Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Other than shares held directly by Lloyd I. Miller, III, persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
Item 9. NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
Item 10. CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2010	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III